Exhibit 99.4

Notification of Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests notified in accordance with DR 3.1.4R (1) (a).

Imperial Tobacco Group PLC was today advised by the Trustees of the Company’s Employee and Executive Benefit Trust that the following Directors transferred shares from their existing holdings in order to participate in the Company’s Share Matching Scheme.  The shares will be matched with free ordinary shares of 10 pence each over a three-year period up to a maximum ratio of one to one, subject to the Group achieving in excess of an average of three per cent real increase in earnings per share per annum over the three-year retention period. There will be no opportunity to retest if this performance criterion is not met.

Name	Date of transfer	Number of shares transferred	Number of Additional Shares conditionally allocated

Gareth Davis	15 February 2008	33,441	33,441
Robert Dyrbus	15 February 2008	21,226	21,226
Graham Blashill	15 February 2008	11,714	11,714
Alison Cooper	15 February 2008	10,040	10,040

In addition the Trustees also advised the Company that the following PDMRs transferred shares from their existing holdings in order to participate in the Company’s Share Matching Scheme.  The shares will be matched with free ordinary shares of 10 pence each over a three-year period up to a maximum ratio of one to one.

Name	Date of transfer	Number of shares transferred	Number of Additional Shares conditionally allocated

Gary Aldridge	15 February 2008	5,137	5,137
Matthew Phillips	15 February 2008	4,251	4,251
Kathryn Turner	15 February 2008	7,989	7,989

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com